Exhibit 99.5

NEWS RELEASE
TSX: LAC • NYSE: LAC www.lithiumamericas.com

Unlocking Thacker Pass: General Motors to

Contribute Combined $625 Million in Cash and

Letters of Credit to New Joint

Venture with Lithium Americas

(All amounts in US$ unless otherwise indicated)

October 16, 2024—Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) announced the Company and General Motors Holdings LLC (“GM”) have entered into a new investment agreement (“Investment Agreement”) to establish a joint venture (“JV”) for the purpose of funding, developing, constructing and operating (the “JV Transaction”) Thacker Pass in Humboldt County, Nevada (“Thacker Pass” or the “Project”). The JV Transaction will deliver $625 million of cash and letters of credit from GM to Thacker Pass alongside the conditional commitment for a $2.3 billion U.S. Department of Energy (“DOE”) loan announced earlier this year.

Under the terms of the Investment Agreement, GM will acquire a 38% asset-level ownership stake in Thacker Pass for $625 million in total cash and letters of credit (“GM’s JV Investment”), including $430 million of direct cash funding to the JV to support the construction of Phase 11 and a $195 million letter of credit facility (“LC Facility”) that can be used as collateral to support reserve account requirements2 under the DOE Loan (as defined below). The JV Transaction replaces the $330 million Tranche 2 common equity investment commitment from GM under its original investment agreement with the Company (“Tranche 2”) announced in January 2023.

TRANSACTION HIGHLIGHTS

•	Largest ever publicly announced investment by a U.S. OEM in a lithium carbonate project highlights the strategic importance of Thacker Pass in creating a domestic supply chain for critical minerals.

•	Allows Lithium Americas to secure $625 million in cash and letters of credit, while avoiding common equity dilution associated with Tranche 2.

•	Builds upon an already strong relationship with GM as strategic investor and extends Phase 1 offtake to 20 years.

The JV Transaction is incremental to GM’s February 2023 Tranche 1 investment of $320 million, which resulted in GM acquiring approximately 15 million common shares of Lithium Americas3. In addition to the JV Transaction, GM has agreed to extend its existing offtake agreement for up to 100% of production volumes from Phase 1 of Thacker Pass to 20 years to support the expected maturity of the DOE Loan. Upon closing of the JV, GM will also enter into an additional 20-year offtake agreement for up to 38% of Phase 24 production volumes and will retain its existing right of first offer on the remaining Phase 2 production volumes.

[1]	Phase 1 is the initial phase of production at Thacker Pass, targeting 40,000 tonnes per annum (“tpa”) of battery-grade lithium carbonate.
[2]	See the section titled Background – U.S. DOE Loan below for more details.
[3]	See the section titled Background – 2023 GM Investment below for more details.
[4]	Phase 2 is the second phase of production at Thacker Pass, targeting an additional 40,000 tpa, for total production capacity of 80,000 tpa.

“Our relationship with GM has been significantly strengthened with this joint venture as we continue to pursue a mutual goal to develop a robust domestic lithium supply chain by advancing the development of Thacker Pass,” said Jonathan Evans, President and CEO of Lithium Americas. “Today’s joint venture announcement is a win-win for GM and Lithium Americas. GM’s JV Investment demonstrates their continued support and helps us to unlock the previously announced $2.3 billion DOE Loan. We will be working closely with GM to advance towards the final investment decision, which we are targeting by the end of the year.”

“We’re pleased with the significant progress Lithium Americas is making to help GM achieve our goal to develop a resilient EV material supply chain,” said Jeff Morrison, SVP, Global Purchasing and Supply Chain. “Sourcing critical EV raw materials, like lithium, from suppliers in the U.S., is expected to help us manage battery cell costs, deliver value to our customers and investors, and create jobs.”

JV TRANSACTION DETAILS

The key terms of the JV Transaction are summarized below:

•	Lithium Americas will have a 62% interest in Thacker Pass and will manage the Project (the “Manager”) on behalf of Lithium Americas and GM (together the “JV Partners”).

•	GM will have a 38% interest in Thacker Pass and commit $625 million in cash and letters of credit to the JV:

•	$330 million cash to be contributed on the date of the JV closing;

•	$100 million cash to be contributed at Final Investment Decision (“FID”) for Phase 1; and

•	$195 million LC Facility prior to first draw on the $2.3 billion DOE Loan.

•	Lithium Americas will contribute $387 million of funding to the JV for its 62% ownership in the Project:

•	$211 million (with expenditures on capex after August 2024 being credited against and reducing this amount, along with other adjustments) to be contributed on the date of the JV closing; and

•	The remainder to be contributed upon FID for Phase 1.

•	As of June 30, 2024, Lithium Americas had approximately $376 million in cash and cash equivalents.

•

LC Facility provided by GM to the JV as part of its consideration for its equity interest will have no interest and a maturity consistent with DOE Loan requirement that will be withdrawn once replaced with cash that is generated by Thacker Pass.

•

Board of Directors to be established at the JV level to oversee the JV and approve the Project’s budgets and business plans, and implement policies to align with GM’s vendor requirements, including GM’s Human Rights Policy.

•

Upon closing of the JV Transaction, GM will also enter into an additional 20-year offtake agreement for up to 38% of production volumes from Phase 2 of Thacker Pass and will retain its right of first offer on the remaining balance of Phase 2 volumes.

GM’s JV Investment is subject to certain conditions precedent, including those related to the loan agreement for the DOE Loan.

BACKGROUND

U.S. DOE Loan

In March 2024, the Company received a conditional commitment for a $2.3 billion loan from the U.S. DOE under the Advanced Technology Vehicles Manufacturing (“ATVM”) Loan Program (the “DOE Loan”). Prior to making the first draw on the DOE Loan, expected sometime in the middle of 2025, the Company is required to fund approximately $195 million (funded by either cash or letters of credit) for reserve accounts associated with the DOE Loan (for construction contingency, ramp-up and sustaining capital). The GM LC Facility will be used to fund the DOE’s reserve accounts.

2023 GM Investment

On January 30, 2023, Old LAC5 entered into a purchase agreement with GM, pursuant to which GM agreed to make a $650 million equity investment (the “2023 Transaction”), the proceeds of which are to be used for the construction and development of Thacker Pass. The 2023 Transaction was comprised of two tranches, a first tranche investment of $320 million (“Tranche 1”) and Tranche 2. Tranche 1 closed and the Phase 1 offtake agreement was executed on February 16, 2023. On October 3, 2023, pursuant to the Separation, the full amount of the remaining unspent proceeds of Tranche 1 were included in the net assets distributed by Old LAC to the Company.

As the Separation was completed before the closing of Tranche 2, on October 3, 2023, the agreement for Tranche 2 in Old LAC was terminated and replaced by a corresponding subscription agreement between GM and the Company whereby the proceeds of Tranche 2 would be received by the Company.

On August 30, 2024, the Company and GM agreed to extend the outside date for the Tranche 2 subscription agreement until the end of the year to provide time for the parties to explore alternative structures for GM’s additional investment in a mutually beneficial manner. The Company and GM have terminated the Tranche 2 subscription agreement concurrent with the execution of the JV Investment Agreement.

THACKER PASS PROJECT UPDATE

The Company continues to focus on de-risking project execution by advancing detailed engineering, project planning and procurement packages.

•	Detailed engineering continues to progress in advance of issuing full notice to proceed, currently at approximately 40% design complete.

•

Site preparation for major earthworks has been completed and the process plant area is currently being excavated (approximately 50% complete) to prepare for concrete placement, forecasted to begin by mid-2025.

•

Procurement packages for the top seven pieces of long-lead equipment have been awarded. Contracts for key construction materials have been awarded and field purchases of goods and services have commenced.

•

Major earth works for the all-inclusive housing facility for construction workers (the Workforce Hub) are completed. The current focus is on finalizing engineering and permitting for utilities and preparing to award contracts for the detailed earthworks, foundation installation and erection of the housing units.

To date, the Company has achieved over one million work hours without a lost time injury.

NEXT STEPS

The Company continues to work closely with the DOE and expects to close the DOE Loan in the coming weeks. The Company and GM are targeting making the FID and issuing full notice to proceed for Thacker Pass by the end of the year, following closing of the DOE Loan and the JV Transaction.

[5]

Old LAC is now named Lithium Americas (Argentina) Corp., pursuant to a separation transaction that was undertaken on October 3, 2023 (the “Separation”), when the Company acquired ownership of Old LAC’s North American business assets and investments.

ADVISORS

Goldman Sachs & Co. LLC and Evercore Group L.L.C. are acting as financial advisors to Lithium Americas and Vinson & Elkins and Cassels Brock & Blackwell are acting as legal counsel to Lithium Americas in connection with the JV Transaction. BMO Capital Markets acted as financial advisor to Lithium Americas in connection with GM’s original Tranche 2 investment announced in January 2023.

Morgan Stanley & Co. LLC is acting as GM’s financial advisor and Mayer Brown and Osler, Hoskin & Harcourt are acting as legal counsel to GM in connection with the JV Transaction.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Vice President, Growth and Product Strategy of the Company, and a “qualified person” as defined under National Instrument 43-101 and Subpart 1300 of Regulation S-K under the United States Securities Act of 1933.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the Thacker Pass project located in Humboldt County in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in North America. The Company is focused on advancing Thacker Pass Phase 1 toward production, targeting nameplate capacity of 40,000 tpa of battery-quality lithium carbonate. The Company and its engineering, procurement and construction management contractor, Bechtel, entered into a National Construction Agreement (Project Labor Agreement) with North America’s Building Trades Unions for construction of Thacker Pass. The three-year construction build is expected to create approximately 1,800 direct jobs. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this news release includes, but is not limited to, expectations regarding completion of the JV Transaction and the DOE Loan; the expected timetable for completing JV Transaction and the DOE Loan; anticipated timing for FID; expectation about the extent that the JV Transaction, DOE Loan, and cash on hand would fund the development and construction of Thacker Pass; expectations and timing on the commencement of major construction and first production; project de-risking initiatives; expectations related to the construction build, job creation and nameplate capacity as well as other statements with respect to the Company’s future objectives and strategies to achieve these objectives, and management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the completion of the JV Transaction and DOE Loan prior to the end of 2024, or at all, and the absence of material adverse events affecting the Company during this time; the ability of the Company to satisfy all closing conditions for the JV Transaction and the DOE Loan in a timely manner; expectations regarding the Company’s financial resources and future prospects; the ability to meet future objectives and priorities; a cordial business relationship between the Company and third party strategic and contractual partners; general business and economic uncertainties and adverse market conditions; the availability of equipment and facilities necessary to complete development and construction at the Project; unforeseen technological and engineering problems; political factors, including the impact of the 2024 U.S. presidential election on, among other things, the extractive resource industry, the green energy transition and the electric vehicle market; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; compliance by joint venture partners with terms of agreements; the regulation of the mining industry by various governmental agencies; as well as assumptions concerning general economic and industry growth rates, commodity prices, resource estimates, currency exchange and interest rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s filings with securities regulators.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent Annual Report on Form 20-F and most recent management’s discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.